Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

[redacted]

05006701

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

9th March 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 MAR 21 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Date of Transaction	Nature of Transaction	No. of Shares Involved	Price Per Share
Norman Lyle	08/03/2005	Exercise of Options	+ 150,000 (acquired)	US$7.455
		Sale of Shares	- 26,000 - 56,800 - 67,200 ------------ - 150,000 (sold)	US$18.00 US$17.90 US$17.80
	09/03/2005	Exercise of Options	+ 20,000 (acquired)	US$7.455
		Sale of Shares	- 20,000 (sold)	US$18.00

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

9th March 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Grant of Share Options

We enclose for your information a notification dated 9th March 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Issue of Equity
Released	11:55 09-Mar-05
Number	5224J

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

GRANT OF SHARE OPTIONS

On 9th March 2005, JMH has allotted a total of 325,000 new ordinary shares at an option price of US$18.21 per share pursuant to the International Share Option Plan (1995) of JMH's 1995 Senior Executive Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Clare Investment and Trustee Company Limited.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

9th March 2005

www.jardines.com

END

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